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                                                    ----------------------------
                                                             OMB APPROVAL
                          UNITED STATES             ----------------------------
               SECURITIES AND EXCHANGE COMMISSION    OMB Number:      3235-0058
                     WASHINGTON, D.C. 20549          Expires:    March 31, 2006
                                                     Estimated average
                           FORM 12B-25               burden hours per
                                                     response .............2.50
                   NOTIFICATION OF LATE FILING      ----------------------------
                                                           SEC FILE NUMBER

                                                    ----------------------------
                                                             CUSIP NUMBER

                                                    ----------------------------


 (Check one):  [X] Form 10-K     [ ] Form 20-F    [ ] Form 11-K    [ ] Form 10-Q
                                 [ ] Form N-SAR   [ ] Form N-CSR

          For Period Ended:   December 31, 2005
                           -----------------------
          [ ]  Transition Report on Form 10-K

          [ ]  Transition Report on Form 20-F

          [ ]  Transition Report on Form 11-K

          [ ]  Transition Report on Form 10-Q

          [ ]  Transition Report on Form N-SAR

          For the Transition Period Ended:
                                           -------------------------------------

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Willbros Group, Inc.
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Full Name of Registrant


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Former Name if Applicable

Plaza 2000 Building, 50th Street, 8th Floor, P.O. Box 0816-01098
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Address of Principal Executive Office (Street and Number)

Panama, Republic of Panama
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


                   Persons who are to respond to the collection of information
SEC 1344 (07-03)   contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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In its Current Report on Form 8-K filed on November 17, 2005, the Company reported that KPMG LLP resigned as the Company's independent auditors effective upon the filing of the Company's Annual Report on Form 10-K for the year ended December 31, 2004 and its Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2005. Those reports were filed on November 22, 2005. In its Current Report on Form 8-K filed on February 14, 2006 (the "February 8-K"), the Company reported that it had engaged GLO CPAs, LLP ("GLO"), as the Company's new independent auditors for the year ending December 31, 2005. In the February 8-K, the Company reported that it anticipates that it will become current with its periodic reports under the Securities Exchange Act of 1934, as amended, by filing each of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 on or before mid-June 2006. In light of the time required to review KPMG's work papers, complete a review of the Company's unaudited Consolidated Condensed Financial Statements for the period ended September 30, 2005 and audit 2005 financial results, the Company is unable to file its annual report on Form 10-K for the year ended December 31, 2005 by the deadline prescribed under Securities and Exchange Commission rules and regulations.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Warren L. Williams              713                   403-8064
     -----------------------       -------------      -----------------------
              (Name)                (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                          [ ] Yes   [X] No

At the time of KPMG's resignation, it had not completed its review of the Company's unaudited Consolidated Condensed Financial Statements for the period ended September 30, 2005. In the February 8-K, the Company reported that it had engaged GLO as the Company's new independent auditors for the year ending December 31, 2005, and to perform procedures related to the financial statements included in the Company's Quarterly Reports on Form 10-Q, beginning with the quarter ended September 30, 2005. Consequently, the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 will be filed when the review is completed.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          [X] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                              Willbros Group, Inc.
           ----------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date    March 17, 2006                      By: Warren L. Williams
     ---------------------------                --------------------------------
                                                Senior Vice President, Chief
                                                Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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            Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

EXPLANATION REFERRED TO IN PART IV, ITEM (3) OF FORM 12b-25

Although the Company anticipates that its Form 10-K for the year ended December 31, 2005, will include significant changes in results of operations from the corresponding period for the last fiscal year, as of the date of this filing, the Company is unable to provide a narrative or quantitative assessment of those changes due to the delay attendant to the change in independent auditors described above.



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